Michael G. Homan
Vice President, Finance & Accounting
Corporate Accounting

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH  45202
(513) 983-6666 phone
(513) 945-2177 e-fax
(513) 602-7240 mobile
homan.mg@pg.com
www.pg.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: W. John Cash                                                                                                                                                                               January 7, 2020
Branch Chief
Office of Manufacturing and Construction

Re:	Procter & Gamble Co.
Form 10-K for Fiscal Year Ended June 30, 2019
Filed August 6, 2019
File No. 1-00434

Dear Mr. Cash,
This letter updates The Procter & Gamble Company’s (the “Company” or “P&G”) October 1, 2019 response to the comment letter dated September 24, 2019 from the staff (“Staff”) of the Securities and Exchange Commission with respect to the above referenced Form 10-K.

Per our phone conversations with you up to and including our conversation on December 20, 2019, in future 10-K filings we will include the following additional disclosures in the Cash Flow, Financial Condition and Liquidity section of our Management Discussion & Analysis related to our extended payment terms and Supply Chain Financing Program (SCF):
●
A general description of the extension of the Company’s payment terms with our suppliers, along with a description of the significant terms of the SCF program as it relates to the Company, its suppliers and participating financial institutions,

●
the approximate percentage of our global suppliers that have elected to participate in the SCF program, along with the approximate percentage of our consolidated Cost of Goods Sold and SG&A expense that are represented by those suppliers,

●
disclosure that amounts due to suppliers under the SCF program are included in accounts payable and accrued liabilities, and that related payments of amounts due are included in the operating section of our cash flow statements,

●	the amount, as of the end of the most recent period, that is payable to suppliers in the SCF program,
●	the approximate number of days payable outstanding as of the end of the period, the relative change versus the prior year, and the primary drivers of that change, and
●	perspective on anticipated future impacts on cash flows from further extended payment terms with our suppliers, along with factors that could limit our ability to utilize this strategy in the future.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (513) 983-6666.
Sincerely,

Mick Homan
Vice President, Finance & Accounting - Corporate Accounting
cc: Sandy Lane
      Associate General Counsel